January 12, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

Attention:

Keira Nakada

Doug Jones

Daniel Morris

Lilyanna Peyser

Re:	Petco Health and Wellness Company, Inc.

Registration Statement on Form S-1

File No. 333-251107

Ladies and Gentlemen:

On behalf of Petco Health and Wellness Company, Inc, formerly known as PET Acquisition LLC (the “Company”), we submit this letter in response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on a teleconference on December 29, 2020 regarding the above-referenced Registration Statement on Form S-1, originally confidentially submitted to the Commission on October 2, 2020 and resubmitted to the Commission on November 3, 2020 and November 20, 2020 and filed with the Commission on December 3, 2020 and refiled on December 17, 2020 and January 6, 2021 (the “Registration Statement”). Defined terms used in this letter but not defined have the meaning set forth in the Registration Statement.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the profits interests (the “Scooby C Units”) of Scooby LP, a Delaware limited partnership (“Scooby”), granted to eligible employees and non-employee directors of the Company and the reasons for the difference between the most recent valuation of the Scooby limited partnership units, which is based on a third-party valuation of the Company’s membership units, and the estimated offering price for the Company’s Class A common stock following

January 12, 2021

its conversion to a corporation and in connection with its initial public offering (“IPO”). Scooby’s enterprise value, when taking into account equity and intracompany indebtedness, is materially consistent with that of the Company. As a result, the third-party valuation of the Company’s membership units notes that the membership units of the Company and the limited partnership units of Scooby should be valued on an equivalent basis.

Scooby currently is the sole owner of the Company. As illustrated on page 14 of the Registration Statement, after completion of the IPO, Scooby will indirectly own all of the Company’s outstanding shares of Class A common stock not issued to public investors in the IPO and all of the Company’s outstanding shares of Class B-1 common stock.

Each Scooby C Unit award represents restricted profits interests in Scooby, which are entitled to a portion of the cash distributions received by Scooby from the Principal Stockholder (the partnership through which Scooby will hold its shares of the Company) after proceeds equal to the “distribution threshold” for the award have been received by Scooby, subject to vesting of the Scooby C Unit award (generally over five years). The distribution threshold represents the per unit value that was determined, consistent with Federal income tax rules, so that no distributions would have been payable to the holder of the Scooby C Unit award if Scooby had liquidated, sold all of its assets for fair market value and distributed the proceeds as of the date of grant of that award. Vesting is not accelerated by the IPO. Once the Scooby C Units vest and the applicable distribution threshold has been met, holders of Scooby C Units will receive distributions pro rata with the holders of Scooby Series A and B Units. Distributions in respect of the Series A, B and C Units are subject to the prior repayment of any outstanding indebtedness of the Principal Stockholder.

The Series A, B and C Units of Scooby, of which approximately 1.675 billion are outstanding in the aggregate, will not be convertible into or exchangeable for shares of Class A, Class B-1 or Class B-2 common stock of the Company.

Determining the Fair Value of Scooby C Units Prior to the IPO

As there is no public market for the Series A, B or C Units of Scooby, nor any public market for any securities of the Company to date, the estimated fair value of the Scooby C Units was approved by the Board or Compensation Committee of the Board periodically, with input from the Company’s management, taking into account the Company’s most recent third-party valuations of its equity and the Board’s or Compensation Committee’s assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent third-party valuation through the date of the grant, as disclosed on page F-16 of the Registration Statement.

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The Company’s most recent third-party valuations of the Company’s membership units, which, as noted above, are attributable to the Scooby limited partnership units on an equivalent basis, were prepared as of December 29, 2018, December 29, 2019, May 3, 2020 and September 26, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Summary of Recent Equity Awards

From November 3, 2019 to date, Scooby issued the following equity awards to the Company’s employees and non-employee members of the Company’s Board, all in the form of Scooby C Units:

Grant date(1)	Number of Scooby C Units	Distribution threshold per Scooby C Unit		Fair value per Scooby Limited Partnership Unit
Q4 2019 Grants
12/2/2019	930,000	$0.50		$0.49
12/2/2019	40,000	$0.75		$0.49
1/2/2020	650,000	$0.50		$0.49
Q1 2020 Grants
2/3/2020	1,150,000	$0.50		$0.49
3/2/2020	225,000	$0.50		$0.49
Q3 2020 Grants
8/3/2020	16,085,000	$0.60		$0.97
8/25/2020	15,000,000	$1.00	(2)	$1.07
9/1/2020	675,000	$0.60		$1.11
9/16/2020	5,450,000	$0.60		$1.17
9/16/2020	3,000,000	$1.00	(2)	$1.17
10/1/2020	100,000	$0.60		$1.22

(1)

Represents the accounting grant dates in accordance with ASC 718, Stock Compensation, at which all of the accounting prerequisites had been met in order to issue the equity awards and all terms had been communicated to equity award recipients.

(2)	These awards were granted to senior executives with a higher distribution threshold in order to incentivize achievement of higher performance.

January 12, 2021

Q4 2019 and Q1 2020 Award Grants Based on December 29, 2018 Valuation Report

An independent third-party valuation of the Company determined that the fair value of the Company’s membership units as of December 29, 2018 (the “December 2018 Valuation”) was $0.49 per unit. The fair value of the Company’s membership units was estimated using a combination of the income approach and market approach. The income approach estimates the fair value based on the present value of the Company’s future estimated cash flows and the residual value of the Company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the Company achieving these estimated cash flows. The market approach (specifically, the guideline public company method) estimates fair value based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. Each approach was weighted 50% to arrive at the fair value of the Company’s equity, which was then allocated to all units and profits interest units based on seniority and preference.

See Annex A for a discussion of the valuation of the Q4 2019 and Q1 2020 award grants based on the December 29, 2018 valuation report.

Q3 2020 Award Grants Based on Interpolation of Values from May 3, 2020 and September 26, 2020 Valuation Reports

An independent third-party valuation of the Company determined that the fair value of the Company’s equity as of December 29, 2019 (the “December 2019 Valuation”) was $0.70 per unit, which the Board was scheduled to review and approve at its meeting in March 2020 in connection with awards to be granted in Q2 2020. Due to the impact of the COVID-19 pandemic in the first two quarters of 2020, however, the Company determined that the December 2019 Valuation was likely stale and did not award any grants in Q2 2020. Subsequent independent third-party valuations of the Company, which took into account the COVID-19 pandemic, determined that the fair value of the Company’s equity per unit as of May 3, 2020 (the “May 2020 Valuation”) and September 26, 2020 (the “September 2020 Valuation”) was $0.55 and $1.22, respectively.

The May 2020 Valuation estimated the fair value of the Company’s equity per unit using a combination of the income approach and market approach. Among other factors, the May 2020 Valuation reflected the negative effects of the COVID-19 pandemic on the Company in Spring 2020 and the uncertainty of further potential impact from the COVID-19 pandemic. Each approach was weighted 50% to arrive at fair value of the Company’s equity, which was then allocated to all units and unit options based on seniority and preference. The September 2020 Valuation estimated the fair value of the Company’s equity per unit using a combination of the income approach and market approach. In addition to these approaches,

January 12, 2021

the September 2020 Valuation considered the IPO indications of value from investment banks as a separate scenario, along with the likelihood of completing an IPO, in preparing a scenario-based weighted average estimate of the fair value of the Company’s equity (the “IPO Scenario Valuation”). The IPO Scenario Valuation was weighted at 40% and the non-IPO scenario valuation comprising the income and market approaches was weighted at 60% to arrive at the fair value of the Company’s equity, which was then allocated to all units and unit options based on seniority and preference. Among other factors, the September 2020 Valuation reflected the Company’s significantly improved performance since the initial impact from the COVID-19 pandemic, which reduced uncertainty regarding the overall impact from the COVID-19 pandemic on the Company. The Company and the Sponsors did not begin to actively evaluate an IPO until Company performance began to significantly improve in Summer 2020 following the negative impacts of the COVID-19 pandemic in Spring 2020.

In Q3 2020, Scooby granted awards of Scooby C Units on August 3, 2020, August 25, 2020, September 1, 2020, September 16, 2020 and October 1, 2020. The distribution thresholds for these awards were determined by the Board to incentivize performance and after considering the most recent valuation, the May 2020 Valuation, which was approved by the Board on August 1, 2020. As the business recovered and the Company began preparing for a potential IPO, however, it sought an updated valuation as of September 2020, which was finalized in November 2020. The fair values for these awards for financial reporting purposes were determined by interpolating between the fair values estimated by the May 2020 Valuation and September 2020 Valuation, as there were no other material factors during this period that would have impacted the valuation. The number of days between each grant date and the May 2020 Valuation was divided by the total number of days between the two valuations, multiplied by the difference in per unit price between the May 2020 Valuation of $0.55 per unit and the September 2020 Valuation of $1.22 per unit, and added to the May 2020 Valuation of $0.55 per unit to calculate the interpolated fair values. This resulted in awards granted closer to May 3, 2020 receiving a fair value closer to the $0.55 per unit estimated in the May 2020 Valuation and awards granted closer to September 26, 2020 receiving a fair value closer to the $1.22 per unit estimated in the September 2020 Valuation.

See Annex B for a discussion of the valuation of the Q3 2020 award grants based on values from the May 3, 2020 and September 26, 2020 valuation reports.

Preliminary Post-IPO Equity Valuation

The Company advises the Staff that, following the conversion of the Company to a Delaware corporation and the conversion of all of the outstanding membership units into an aggregate of approximately 209 million shares of common stock, the Company preliminarily estimates a price range of approximately $14.00 to $17.00 per share of Class A common

January 12, 2021

stock for this offering, based on an expected offering of 48 million shares of Class A common stock. Based on the implied ratio of approximately 8.8 limited partnership units of Scooby to one share of common stock of the Company following the consummation of the IPO, the mid-point of the IPO price range of $15.50 would be equal to an implied price per Scooby limited partnership unit of $1.75. The mid-point of this price range reflects a preliminarily estimated post-IPO equity valuation of $3.984 billion (the “Post-IPO Equity Valuation”), after taking into account the use of proceeds and recapitalization transactions described in the Registration Statement. The Post-IPO Equity Valuation does not take into account the current lack of liquidity for the Company’s Class A common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Post-IPO Equity Valuation was not derived using a formal determination of fair value but was determined through discussions among the Sponsors, the Board of the Company, senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Post-IPO Equity Valuation were the following:

•	the Company’s financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings; and

•	the recent performance of IPOs of companies in the industry in which the Company operates.

Prior to December 28, 2020, the underwriters had not presented to the Board with any valuation of the Company or related price range.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

In comparing the valuation of the Scooby limited partnership units to the Post-IPO Equity Valuation, the Company first calculated the implied per unit value of the Scooby limited partnership units based on the Company’s estimated post-IPO equity value of $3.984 billion as described above. From this value, the Company subtracted $744 million in gross IPO proceeds and $450 million of the floating rate senior notes that will be recapitalized in connection with the IPO, as described in the Registration Statement, to arrive at an estimated pre-IPO equity value of $2.790 billion for the Company. This estimated valuation results in the implied price per limited partnership unit of Scooby of $1.75, based on an aggregate of approximately 1.460 billion outstanding Series A and B Units of Scooby and taking into account dilution from 215 million outstanding Series C Units of Scooby (based on their respective distribution thresholds).

January 12, 2021

One fundamental reason for the difference in valuation is that the Scooby limited partnership units are illiquid securities, unlike freely tradeable shares acquired by a public investor in an IPO, and they cannot be converted into or exchanged for shares of common stock of the Company. Further, the Company believes that the valuation difference reflects the following developments that occurred subsequent to September 26, 2020:

•	the continued improved performance of the Company’s e-commerce business and digital platform;

•	the completion of additional in-store veterinary care service locations;

•	the recovery in demand for in-person services such as pet grooming and training following an initial decline in demand as a result of the COVID-19 pandemic and local stay-at-home orders;

•	the growth in the pet population as a result of the COVID-19 pandemic;

•	the expected recapitalization and partial repayment of the Company’s indebtedness in connection with the IPO;

•

the additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on December 3, 2020. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the mid-point of the price range;

•	the increase in overall valuation in the U.S. public equities market; and

•	the continued receptivity of U.S. public equities markets to new issuances and performance of recent IPOs completed in the fourth quarter of 2020.

In addition, the anticipated Post-IPO Equity Valuation necessarily assumes that the IPO has occurred and that a public market for shares of the Company’s Class A common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s Class A common stock.

The Company respectfully submits that the deemed fair values per Scooby C Unit used as the basis for determining the unit-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

January 12, 2021

Should you have any questions on this letter, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

GIBSON, DUNN & CRUTCHER LLP

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Ilene Eskenazi, General Counsel of Petco Health and Wellness Company, Inc.

January 12, 2021

Annex A

Q4 2019 and Q1 2020 Award Grants Based on December 29, 2018 Valuation Report

On December 2, 2019, Scooby granted awards of 930,000 Scooby C Units at a distribution threshold of $0.50. Also, on December 2, 2019, Scooby granted awards of 40,000 Scooby C Units at a distribution threshold of $0.75. On January 2, 2020, Scooby granted awards of 650,000 Scooby C Units at a distribution threshold of $0.50. The determination of the fair value of the awards granted on December 2, 2019 and January 2, 2020 was based on the December 2018 Valuation, which was $0.49 per unit.

On February 3, 2020, Scooby granted awards of 1,150,000 Scooby C Units at a distribution threshold of $0.50. On March 2, 2020, Scooby granted awards of 225,000 Scooby C Units at a distribution threshold of $0.50. The determination of the fair value of the awards granted on February 3, 2020 and March 2, 2020 was based on the December 2018 Valuation, which was $0.49 per unit.

The Board determined on each applicable grant date that any internal or external developments during the period from the December 2018 Valuation to March 2, 2020 did not warrant a change in the estimated fair value of the Scooby C Units when determining the distribution threshold of the awards. As a result, the Board determined that the applicable distribution thresholds for the awards made on December 2, 2019, January 2, 2020, February 3, 2020 and March 2, 2020 were appropriate.

January 12, 2021

Annex B

Q3 2020 Award Grants Based on Interpolation of Values from May 3, 2020 and

September 26, 2020 Valuation Reports

On August 3, 2020, Scooby granted awards of 16,085,000 Scooby C Units at a distribution threshold of $0.60. Using the interpolation methodology discussed above, the fair value of these awards was determined to be $0.97 per unit. On August 25, 2020, Scooby granted awards of 15,000,000 Scooby C Units at a distribution threshold of $1.00. Using the interpolation methodology discussed above, the fair value of these awards was determined to be $1.07 per unit. On September 1, 2020, Scooby granted awards of 675,000 Scooby C Units at a distribution threshold of $0.60. Using the interpolation methodology discussed above, the fair value of these awards was determined to be $1.11 per unit. On September 16, 2020, Scooby granted awards of 5,450,000 Scooby C Units at a distribution threshold of $0.60. Using the interpolation methodology discussed above, the fair value of these awards was determined to be $1.17 per unit. Also, on September 16, 2020, Scooby granted awards of 3,000,000 Scooby C Units at a distribution threshold of $1.00. Using the interpolation methodology discussed above, the fair value of these awards was determined to be $1.17 per unit. On October 1, 2020, Scooby granted awards of 100,000 Scooby C Units at a distribution threshold of $0.60. The determination of the fair value of the awards granted on October 1, 2020 was based on the September 2020 Valuation, which was $1.22 per unit. The fair value of these awards was not interpolated because the awards were granted after the valuation date of the September 2020 Valuation.

The Board determined on each applicable grant date that the distribution thresholds for the awards granted on August 3, 2020, August 25, 2020, September 1, 2020, September 16, 2020 and October 1, 2020 were appropriate.